================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               SCS/COMPUTE, INC.
                           (NAME OF SUBJECT COMPANY)

                             SCS SUBSIDIARY, INC.,
                           THOMSON U.S. HOLDINGS INC.
                                      AND
                            THE THOMSON CORPORATION
                                   (BIDDERS)

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  784030 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            MICHAEL S. HARRIS, ESQ.
                            THE THOMSON CORPORATION
                       METRO CENTER AT ONE STATION PLACE
                          STAMFORD, CONNECTICUT 06902
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000

                               December 27, 1995
         --------------------------------------------------------------
                           CALCULATION OF FILING FEE
              Transaction Valuation*         Amount of Filing Fee

                   $18,238,344.00                  $3,647.67
         --------------------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________________________________________
Form or Registration No.: ____________________________________________________
Filing Party: ________________________________________________________________
Date Filed: __________________________________________________________________
---------------
* Calculated by multiplying $6.75, the per share tender offer price, by 2,701,977, the sum of (i) the 2,571,977 shares of Common Stock outstanding and (ii) the 130,000 shares of Common Stock subject to options outstanding.
================================================================================

CUSIP No. 784030 10 8

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Person

         SCS SUBSIDIARY, INC.
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
---------------------------------------------------------------------------------------------
   3.  SEC Use only
---------------------------------------------------------------------------------------------
   4.  Sources of Funds
       WC
---------------------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(f)
           / /
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       Delaware
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,082,570 Shares which may be deemed beneficially owned pursuant to the Stock
         Purchase Agreement described herein.
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) Excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       40.1%
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

CUSIP No. 784030 10 8

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Person
       THOMSON U.S. HOLDINGS INC.
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
---------------------------------------------------------------------------------------------
   3.  SEC Use Only
---------------------------------------------------------------------------------------------
   4.  Sources of Funds
       WC
---------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(e) or 2(f) / /
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       Delaware
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,082,570 Shares which may be deemed beneficially owned pursuant to the Stock Purchase
         Agreement described herein.
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       40.1%
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

CUSIP No. 784030 10 8

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Person
       THE THOMSON CORPORATION
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) / /
       (b) / /
---------------------------------------------------------------------------------------------
   3.  SEC Use only
---------------------------------------------------------------------------------------------
   4.  Sources of Funds
       WC
---------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(f) / /
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       Ontario, Canada
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,082,570 Shares which may be deemed beneficially owned pursuant to the Stock
            Purchase Agreement described herein.
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) Excludes Certain Shares / /
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       40.1%
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement") relates to the offer by SCS Subsidiary, Inc., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Thomson U.S. Holdings Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("TTC"), to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of SCS/Compute, Inc., a Delaware corporation (the "Company"), at a price of $6.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 27, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is SCS/Compute, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2252 Welsch Industrial Court, St. Louis, Missouri 63146.

     (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.10 per share, of the Company. The information set forth in the "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser, Parent and TTC. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent and TTC and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser, Parent and TTC are set forth in the "Introduction", Section 8 ("Certain Information Concerning Purchaser, Parent and TTC") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Parent nor TTC, and, to the best knowledge of Purchaser, Parent and TTC none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under Section 8 ("Certain Information Concerning Purchaser, Parent and TTC") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Purchase Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction", Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Parent and TTC") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Purchase Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth under Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "Introduction", Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Purchase Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 13 ("Effect of the Offer on the Market for Shares; NASDAQ Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under Section 8 ("Certain Information Concerning Purchaser, Parent and TTC") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "Introduction", Section 8 ("Certain Information Concerning Purchaser, Parent and TTC"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; the Stock Purchase Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under Section 8 ("Certain Information Concerning Purchaser, Parent and TTC") of the Offer to Purchase is incorporated herein by reference. The financial statements of TTC are attached herein as Exhibit
(a)(8).

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth under Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under Section 13 ("Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger, dated as of December 19, 1995, among Parent, Purchaser and the Company, and the Stock Purchase Agreement, dated as of December 19, 1995, between Parent, Purchaser and Robert W. Nolan, Sr., copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and
(c)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Form of Offer to Purchase dated December 27, 1995.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4)  Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies
        and Other Nominees.
(a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
        to Clients.
(a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
        Form W-9.
(a)(7)  Summary Advertisement as published in The Wall Street Journal on December 27, 1995.
(a)(8)  Press Release issued by the Company on December 20, 1995.
(a)(9)  Consolidated Financial Statements of TTC as set forth in TTC's 1994 Annual Report to
        Shareholders.
(c)(1)  Agreement and Plan of Merger, dated as of December 19, 1995, among Parent, Purchaser and the Company.
(c)(2)  Stock Purchase Agreement, dated as of December 19, 1995, among Parent, Purchaser and
        Robert W. Nolan, Sr.
(c)(3)  Form of Employment Agreement between the Company and Robert W. Nolan, Sr., including, as an exhibit thereto, the form of Consulting Agreement between the
        Company and Robert W. Nolan, Sr.
(d)     None.
(e)     Not applicable.
(f)     None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCS SUBSIDIARY, INC.

Dated: December 27, 1995

                                          By /s/  NIGEL R. HARRISON

                                            ------------------------------------
                                            Name: Nigel R. Harrison
                                            Title: Treasurer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THOMSON U.S. HOLDINGS INC.

Dated: December 27, 1995

                                          By /s/  NIGEL R. HARRISON

                                            ------------------------------------
                                            Name: Nigel R. Harrison
                                            Title: Executive Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE THOMSON CORPORATION

Dated: December 27, 1995

                                          By /s/  NIGEL R. HARRISON

                                            ------------------------------------
                                               Name: Nigel R. Harrison
                                              Title: Executive Vice President

                                 EXHIBIT INDEX

                                                                                      PAGE IN
                                                                                     SEQUENTIAL
EXHIBIT NO.                                                                       NUMBERING SYSTEM
-----------                                                                       ----------------
   (a)(1)     Form of Offer to Purchase dated December 27, 1995.................
   (a)(2)     Form of Letter of Transmittal.....................................
   (a)(3)     Form of Notice of Guaranteed Delivery.............................
   (a)(4)     Form of Letter from Purchaser to Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.........................
   (a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust
              Companies and Nominees to Clients.................................
   (a)(6)     Form of Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.....................................
   (a)(7)     Summary Advertisement as published in The Wall Street Journal on
              December 27, 1995.................................................
   (a)(8)     Press Release issued by the Company on December 20, 1995..........
   (a)(9)     Consolidated Financial Statements of TTC as set forth in TTC's
              1994 Annual Report to Shareholders................................
   (c)(1)     Agreement and Plan of Merger, dated as of December 19, 1995, among
              Parent, Purchaser and the Company.................................
   (c)(2)     Stock Purchase Agreement, dated as of December 19, 1995, among
              Parent, Purchaser and Robert W. Nolan, Sr. .......................
   (c)(3)     Form of Employment Agreement between the Company and Robert W.
              Nolan, Sr., including, as an exhibit thereto, the form of
              Consulting Agreement between the Company and Robert W. Nolan,
              Sr. ..............................................................